                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2010

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia: Board of Directors examines and approves Group Interim Financial Statements at 31 March 2010

-

BERNABÈ: “FIRST QUARTER RESULTS SHOW STRONG GROWTH IN NET INCOME, STABLE MARGINS AND IMPROVING REVENUE PERFORMANCE, CLEAR EVIDENCE THAT WE ARE ON THE RIGHT TRACK TO RELAUNCH THE GROUP. WE ARE CONFIDENT THAT RESULTS FOR THE NEXT QUARTERS WILL CONTINUE TO MEET THE COMMITMENTS MADE IN THE 3-YEAR PLAN”

-

NET INCOME: 601 MILLION EURO, +30,7%

REVENUES: 6,483 MILLION EURO SUBSTANTIALLY UNCHANGED FROM Q1 2009 (-0.7%); ORGANIC VARIATION -4.7% IMPROVING ON Q4 2009

REPORTED EBITDA: 2,826 MILLION EURO (+3.2% COMPARED WITH Q1 2009)

ORGANIC EBITDA: 2,836 MILLION EURO (+0.1% COMPARED WITH Q1 2009)

ORGANIC EBITDA MARGIN: 43.7% (+2.1 pp COMPARED WITH Q1 2009)

REPORTED EBIT: 1,408 MILLION EURO (+4% COMPARED WITH Q1 2009)

REPORTED EBIT MARGIN: 21.7% (+1 pp COMPARED WITH Q1 2009)

NET INCOME: 601 MILLION EURO (+30.7% COMPARED WITH Q1 2009)

OPERATING FREE CASH-FLOW: 754 MILLION EURO OR 11.6% OF REVENUES

ADJUSTED NET FINANCIAL POSITION: 33,262 MILLION EURO, DOWN 687 MILLION ON 31 DECEMBER 2009 (33,949 MILLION EURO); -1,207 MILLION EURO COMPARED WITH 31 MARCH 2009 (34,469 MILLION EURO)

The results for the first quarter of 2010 will be illustrated to the financial community during a conference call scheduled for 4 pm (Italian time).Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168. Those unable to connect live may follow the presentation until Thursday 13 May by calling: +39 06 334843 (access code 290874#).

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 www.telecomitalia.it/investor_relations ***

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. These are: EBITDA; EBIT; organic difference in revenues, EBITDA and EBIT; accounting and adjusted net financial debt. For further details please see the attachment “Alternative performance measures”.
The Telecom Italia Group Interim Financial Statements at 31 March 2010 were drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Unified Finance Law - TUF) and subsequent amendments and supplements and with Consob Communication DEM/8041082 of 30 April 2008 (Quarterly reporting by issuers of listed shares who give Italy as state of origin).
The Interim Financial Statements have not undergone an external audit and were drafted in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS").
No events or circumstances occurred during the first quarter of 2010 that required us to update the impairment test on the value of goodwill carried out for the 2009 Consolidated Financial Statements.
The accounting and consolidation principles adopted in the preparation of the Interim Statements were consistent with those used for the Telecom Italia Group Consolidated Statements at 31 December 2009, with the exception of certain new Principles/Interpretations adopted by the Group from 1 January 2010 and already explained in the 2009 statements. These new Principles/Interpretations have no impact on the Interim Financial Statements at 31 March 2010 insofar as they apply to situations that did not arise during the period.
As a result of errors in previous years – as defined by IAS 8 – in relation to the Telecom Italia Sparkle case and described in detail in the Telecom Italia Group Consolidated Statements at 31 December 2009, restatements have been made to the economic and financial data for Q1 2009 provided for comparison. The main impacts are illustrated in the attachment “Effects on the consolidated statements of restatement due to errors”.
Note that the section "Outlook for the 2010 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Milan, 6 May 2010

The Telecom Italia Board of Directors, chaired by Gabriele Galateri di Genola, today examined and approved the Group’s Interim Financial Statements at 31 March 2010.

Franco Bernabè, CEO of Telecom Italia, said: “the positive results for Q1 2010 and the improving revenue performance confirm the efficacy of our repositioning strategy in the core markets, Italy and Brazil. The focus on high margin revenues together with efficiency gains and cost controls have enabled us to keep margins stable and close the quarter with strong growth in earnings. Rigorous financial discipline has also meant that we have been able to reduce the Group’s net debt by around €700 million, maintaining high levels of liquidity. These results demonstrate that we are on the right track to relaunch the Group and we are confident that the next quarters will continue to meet the commitments made in the Industrial Plan.”

TELECOM ITALIA GROUP

In Q1 2010 HanseNet Telekommunikation GmbH (a German broadband carrier), already classified under Discontinued Operations (Non-Current Assets Held for Sale and Discontinued Operations), was excluded from the consolidation area following the sale of the company on 16 February 2010.

The main changes during 2009 were as follows:

-

on 30 December 2009 Tim Participações acquired 100% of the fixed network operator Brazil Intelig Telecomunicações Ltda, consolidated the same day under Telecom Italia Group, within the Brazil business unit;

-

Telecom Media News S.p.A. was excluded from the consolidation perimeter from 1 May 2009, following the sale of a 60% stake by Telecom Italia Media S.p.A.

Revenues in Q1 2010 amounted to €6,483 million, down 0.7% from €6,527 million in the first quarter of 2009 (-€44 million). In organic variation terms, the fall in consolidated revenues was 4.7% (-€323 million).

In detail, the organic variation in revenues is calculated by excluding:

-

the effect of changes to the consolidation area (+€57 million due to the entry in Q1 2010 of Intelig Telecomunicações Ltda within the Brazil BU);

-

the effect of exchange rate variations (+€222 million, resulting from the balance between the gains of €225 million by the Brazil business unit and losses of -€3 million from the other business units).

Revenues, broken down by business unit, are as follows:

EBITDA was €2,826 million, up €87 million (+3.2%) on the previous year period, the EBITDA margin rising from 42% of revenues in Q1 2009 to 43.6% in Q1 2010. In organic terms EBITDA remained substantially unchanged at €2,836 million (+0.1%), though 2.1 percentage points in proportion to revenues (43.7% in Q1 2010 compared with 41.6% in Q1 2009).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

EBIT amounted to €1,408 million, up €54 million (+4.0%) from Q1 2009, with the EBIT margin standing at 21.7% (compared with 20.7% in Q1 2009). The organic EBIT variation was a positive €33 million (+2.4%) while organic EBIT margin rose 1.6 percentage points to reach 21.9% in Q1 2010 (20.3% in the same period of the previous year).

Consolidated net income amounted to €601 million, up €141 million (+30.7%) compared with the first quarter of 2009.

Capex for the first quarter of 2010 amounted to €1,042 million (up 88 million compared with Q1 2009) broken down as follows:

Operating cash flow stood at €754 million, down €150 million from the same period of the last year.

Adjusted net financial debt (excluding the purely accounting and non-monetary effects of the valuation at fair value of financial derivatives and related assets/liabilities) at 31 March 2010 is €33,262 million, down €687 million compared with 31 December 2009 (33,949 million euro). This includes the cash-in from the sale of Hansenet, which amply covers the impact of the preventive seizure of €282 million by the Judicial Authorities as part of the Telecom Italia Sparkle case. Compared with 31 March 2009 adjusted net financial debt fell by €1,207 million.

Accounting net financial debt stood at €34,134 million, down €613 million from 31 December 2009 (€34,747 million).

At 31 March 2009 Group headcount stood at 71,045 employees, of whom 60,801 in Italy.

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Group included in this press release refer to the following business units:

-

Domestic Business Unit: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), as well as associated support operations;

-

Brazil Business Unit: refers to telecommunications operations in Brazil;

-

Media Business Unit: includes TV network-related activities and operations;

-

Olivetti Business Unit: focuses on the development and manufacturing of digital printing systems and office products;

-

Other Operations: includes financial firms and other smaller operations not strictly related to Telecom Italia Group's core business.

Following the sale in Q1 2010 of HanseNet, already classified among Discontinued Operations, the European BroadBand business unit has been shown. The other companies originally included in that business unit have been moved under “Other Operations”

From 1.1.2010 the companies Shared Service Center and HR Services, previously consolidated under Other Operations, were included in the Domestic BU perimeter. In order to make a proper comparison possible, segment reporting for comparable periods has been restated accordingly.

Figures for Telecom Italia Media at 31 March 2010 can be found in the press release issued on 4 May 2010, following the Board Meeting's approval.

DOMESTIC

- Domestic revenues amounted to €4,974 million, down 7.1% (€5,357 million in Q1 2009) with an organic variation of -7.1%. The Services component alone shrank by 6.5%.

Highlights:

Core Domestic Revenues

Core Domestic revenues amounted to €4,714 million, down 7.2% (€5,078 million in Q1 2009) with an organic variation of -7.2%.

The performance of the individual market segments as compared with Q1 2009 is as follows:

•

Consumer: revenues fell by €257 million (-9.5%), of which €231 million (-8.8%) in income from services. This was mainly due to the fall in revenues from voice services, in particular fixed-line telephony (-€104 million) and outgoing mobile calls (-€109 million), essentially due to the new marketing policies introduced in the second half of 2009, designed to reposition the offering more competitively, and a contraction of the customer base (though this is gradually improving thanks to the early impact of the new marketing policy). A further influence was the slide in mobile termination revenues (-€42 million, of which €28 million resulting from the lower tariffs). Other areas of non-traditional business (VAS and Internet), notwithstanding the decline in revenues from messaging (-€22 million) and mobile content (-€10 million), improved compared with 2009, thanks to continued growth in broadband services in both fixed-line (+€33 million) and mobile (+€30 million) segments;

•

Business: revenues are beginning to show positive signs thanks to the new marketing policies introduced in the second half of 2009, aimed at more effectively protecting the customer base and the acquisition of higher quality new customers (above all in the mobile segment). The falloff in revenues compared with the same period of 2009 (-8.0%, -€77 million) was smaller than that seen in Q4 2009 (-10.2%), with improvement seen in both fixed-line and mobile business. In the fixed-line segment, broadband accesses grew the fastest since Q2 2008 (+27,000), while the contraction in voice subscribers in the quarter (-25,000) is the smallest seen in the last two years. In the mobile business the overall increase in lines (+77,000) is higher than that of any quarter of 2009 while VAS Alice continues to gain ground (+23,000).

•

Top: total revenues fell by €64 million (-7.2%) compared with the corresponding period of 2009, confirming the steep contraction in voice and data revenues for the fixed-line segment. In addition, product sales for the quarter were also down. Countering these trends, at a time of persisting economic difficulty for business as a whole, are two positive signs: the continued ability to attract customers to ICT solutions (where revenues from services grew by 1%) and the penetration of the mobile segment, as evidenced by the expanding customer base and increasing revenues (+21%), driven mainly by VAS.

•

National Wholesale: the increase in revenues (+€33 million, +7%) was driven by growth in OLO (Other Licensed Operators) Local Loop Unbundling, Wholesale Line Rental and Bitstream customers.

International Wholesale Revenues

In Q1 2010 the International Wholesale segment (Telecom Italia Sparkle Group) posted revenues of €398 million, down €41 million from the same period of 2009 (-9.3%), mainly as a result of weaker voice figures (-€38 million).

Besides the breakdown by market segment given above, the following revenue figures are distinguished by technology (fixed-line/mobile).

Fixed-Line Telecommunications Revenues

In Q1 2010 revenues amounted to €3,498 million, down €179 million (-4.9%) from the previous year period.  The organic change in revenues was negative by €176 million (-4.8%).

At 31 March 2010 retail accesses stood at 15.9 million (-196,000 compared to 31 December 2009). The wholesale customer portfolio grew to approx. 6.3 million accesses (+175,000 compared with 31 December 2009).

The total broadband portfolio at 31 March 2010 amounted to 8.9 million accesses (+118,000 compared to 31 December 2009), broken down into 7.1 million retail and 1.8 million wholesale accesses.

Retail Voice

Revenues from this area, totalling €1,569 million, suffered a physiological reduction in both customer base and traffic volumes as a consequence of the very competitive operating environment. This combined with the reduction in regulated fixed-to-mobile termination rates.

Internet

Revenues amounted to €450 million, up €29 million from the corresponding period of 2009. The narrowband component continues to contract and currently accounts for a mere 1% of total revenues. The total retail broadband portfolio reached 7.1 million accesses on the domestic market, up 71,000 accesses from the end of 2009. Flat-rate customers now account for 84% of total retail broadband customers (compared with 83% at the end of 2009). The Alice Casa package has 634,000 customers (+12,000 compared to 31 December 2009) and accounts for 9% of the total broadband portfolio (8.9% in December 2009). The development of Web-based offerings and services via the Virgilio portal continues apace.

Business Data

Revenues from the Business Data segment came to €351 million, down €53 million from the previous year (-13.1%), mainly due the contraction in products. In line with the shift in focus towards higher margin revenues, sales of ICT products fell (-€18 million), while services continued to buck the trend of the market, growing by 0.8% (+€1 million).

Wholesale

In Q1 2010 the customer portfolio of Telecom Italia’s Wholesale division consisted of 6.3 million accesses for voice services and 1.8 million accesses for broadband services.

Overall, revenues from National Wholesale services were up by €60 million compared to the corresponding period of 2009 (+8.7%). The upwards trend in revenues in this sector is ascribable to growth in the alternative operator customer base, which is served by a variety of access types. Total Wholesale sector revenues for Q1 2010 were €1,035 million.

Mobile Telecommunications Revenues

Revenues from Mobile Telecommunications in the first quarter of 2010 came to €1,907 million, down €152 million (-7,4%). Revenues from services fell by 7.2% and revenues from products by 12.1%, though the YoY trend is improving with respect to same quarters of the previous year.

At 31 March 2010 Telecom Italia provided around 30.4 million mobile lines. The decline from 31 December 2009 can be ascribed to a more selective marketing policy that places special focus on high value-added customers.

Outgoing voice

Revenues amounted to €991 million, down €163 million from the same period of 2009 (-14.1%), mainly due to the new marketing policies introduced in Q4 2009 intended to make the TIM offer more competitive and in particular stimulate traffic within the TIM client community. These measures also served to invert the trend of a contracting customer base seen in the previous year.

Incoming voice

Revenues stood at €349 million, €19 million (-5.2%) down from the corresponding period of 2009, mainly due to the lower mobile termination rates and partly offset by better revenues from domestic and international visiting (customers of other carriers roaming on the TIM network).

Value added services (VAS)

Revenues came to €510 million, up 8.3% on the previous year period. This growth was mainly due to interactive VAS, which grew 29.3% thanks primarily to revenues from browsing (+38.2%). VAS revenues account for around 27.6% of total revenues from services.

Handset sales

Revenues amounted to €58 million, down €8 million (-12.1%) from the same period of 2009. Rationalization of the product portfolio continues with a greater focus on quality and profitability (smartphones and internet keys).

-

EBITDA for the Domestic business unit amounted to €2,451 million, down €72 million from the corresponding period of 2009 (-2.9%). EBITDA margin was 49.3%, up 2.2 percentage points from the previous year period. The contraction in revenues is partly compensated by selective control of marketing expenses and strict containment of fixed costs.

-

Organic EBITDA came to €2,461 million. The organic change was negative by €77 million (-3%), with the EBITDA margin standing at 49.5% of revenues, 2.1 percentage points higher than the same period of 2009.

-

EBIT for the Domestic BU amounted to €1,366 million, €26 million lower (-1.9%) than the corresponding period of 2009, with EBIT margin of 27.5% (26.0% in Q1 2009).  The variation in EBIT, besides the factors given for EBITDA, was mainly due to a reduction in amortisations of €51 million. The organic change in EBIT was negative by €31 million (-2.2%) while EBIT margin came to 27.7% of revenues (26.3% in Q1 2009).

-

Capex amounted to €752 million, down €81 million from the same period of 2009, mainly due to lower investments on wired access, network and service platforms and commercial offerings, only partly offset by higher spending on IT and service creation. The capex on sales was 15.1%.

-

The headcount came to 59,243 employees, 124 fewer than on 31 December 2009.

BRAZIL

(average real/euro exchange rate 2.49168)

Revenues of TIM Brasil Group in Q1 2010 came to 3,469 million reais, 264 million higher than Q1 2009 (+8.2%). Revenues for Q1 2009, restated to take into account changes to the consolidation area following the entry of the Brazilian fixed-line operator Intelig Telecomunicações Ltda, were 3,352 million reais. The organic growth in revenues is +3.5%. Revenues from services grew from 2,993 million reais in Q1 2009 to 3,336 million reais in Q1 2010 (+11.5%). Revenues from products fell from 212 million reais in Q1 2009 to 133 million reais in Q1 2010 (-37%). ARPU (Average Revenue Per User) stood at 25.4 reais in March 2010 compared with 27.6 reais in March 2009. The total number of lines at 31 March 2010 was 42.4 million, up 17.3% with respect to 31 March 2009, representing a 23.6% market share.

EBITDA amounted to 949 million reais, up 252 million reais from Q1 2009 (+36.2%). The EBITDA margin was 27.4%, up 5.7 percentage points from Q1 2009. This result was due to higher revenues and efficiency gains in areas other than marketing where costs have instead grown with respect to the previous year period. Compared to Q1 2009, the organic change in EBITDA amounted to +179 million reais, with the EBITDA margin standing at 27.4% (23% in Q1 2009).

EBIT amounted to 162 million reais, an improvement of 178 million on Q1 2009. This can be ascribed to the higher contribution of EBITDA compared with Q1 2009, in part offset by higher amortisations of 67 million reais (785 million reais in Q1 2010, 718 million in Q1 2009). Compared to the same period of 2009, the organic change in EBIT was positive by 136 million reais, with EBIT margin standing at 4.7% (0.7% in Q1 2009).

Capex amounted to 689 million reais, an increase of 374 million with respect to Q1 2009, mainly due to higher spending on the network and IT platforms.

Headcount at 31 March 2010 amounted to 9,517 employees, down by 266 from 31 December 2009.

OLIVETTI

Revenues in Q1 2010 were €73 million, up €2 million compared with Q1 2009. In terms of revenues from all distribution channels, this appears even more significant (+€4 million, a 6% increase on the previous year period), thanks in part to the first positive effects of the renewed offering following the company's strategic repositioning in the IT market. A particularly important contribution came from sales of new product lines (Data Cards, NetBooks and NoteBooks) through the Olivetti and Telecom Italia channels.

EBITDA was a negative €10 million, down €1 million on the first quarter of last year. The fall, in line with forecasts, is attributable to slimmer margins, due to a different sales mix and stiff competitive pressure in the continuing hostile economic environment.

EBIT was a negative €11 million, €1 million lower than in Q1 2009.

Capex amounted to €1 million, unchanged on the previous year period.

Headcount at 31 March 2010 came to 1,106 employees, (1,015 in Italy and 91 overseas).

***

OUTLOOK FOR THE 2010 FINANCIAL YEAR

As regards Telecom Italia Group's outlook for the financial year and its goals in terms of the economic indicators described in the 2010-2012 Industrial Plan, the company foresees the following outcomes for 2010 (equivalent consolidation area, exchange rate, and non-organic charges and income):

-

Revenues  down by between 2% and 3% compared with the previous year;

-

Organic EBITDA essentially stable compared with 2009 year;

-

Capex of around €4.3 billion;

-

Adjusted net financial debt of around €32 billion by year-end 2010.

***

IMPLEMENTATION OF THE GROUP EMPLOYEES STOCK OWNERSHIP PLAN

Following approval by the Shareholders' Meeting of 29 April last of the Employee Stock Ownership Plan, the Board of Directors, exercising its powers, approved a capital increase for implementation of the first phase of the initiative: a rights issue of a maximum 31,000,000 ordinary shares at a 10% discount to the market price, reserved for employees of Telecom Italia and its Italian subsidiaries. The capital increase (for which the Chairman and the CEO already have the necessary powers) will be effected by September 2010.

We remind you that the Plan foresees the award of one free Bonus Share for every 3 shares purchased to any subscribers who hold their shares for one year, providing they remain company employees.

We confirm the information contained in the tables enclosed with the prospectus pursuant to art. 84-bis of the Stockbroker Regulations on the Telecom Italia Group Employee Stock Ownership Plan, published on 13 April 2009 and available at www.telecomitalia.it

***

The Manager designate for the preparation of accounting and corporate documents, Andrea Mangoni, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the separate income statement amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the first quarter 2010 and 2009.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the attachments to this press release are included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the real dynamic in net financial debt, starting with the Half-Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “net financial debt carrying amount”) a new measure has been introduced denominated “adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from measurement at fair value of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations / Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets classified under Discontinued operations / Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

The Separate Consolidated Income Statements, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flow as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Quarterly Report at March 31, 2010 and are unaudited.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

According to IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, beginning with the Profit for the period, derived from the Separate Consolidated Income Statements, and displaying income and expenses recognized directly in equity and related to all non-owner changes.

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)	1st Quarter 2010	1st Quarter 2009 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:		
Profit from continuing operations	606	450
Adjustments for:		
Depreciation and amortization	1,412	1,387
Impairment losses (reversals) on non-current assets (including investments)	-	21
Net change in deferred tax assets and liabilities	338	312
Losses (gains) realized on disposals of non-current assets (including investments)	-	(6)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(25)	(14)
Change in employee benefits	(2)	7
Change in inventories	78	(3)
Change in trade receivables and net amounts due from customers on construction contracts	67	352
Change in trade payables	(568)	(1,020)
Net change in current income tax receivables/payables	(6)	(178)
Net change in miscellaneous receivables/payables and other assets/liabilities	(690)	(88)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	**1,210**	**1,220**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets on an accrual basis	*(482)*	*(370)*
Purchase of tangible assets on an accrual basis	*(560)*	*(584)*
Total purchase of intangible and tangible assets on an accrual basis	(1,042)	(954)
Change in amounts due to fixed asset suppliers	*(317)*	*(204)*
Total purchase of intangible and tangible assets on a cash basis	(1,359)	(1,158)
Acquisitions of other investments	-	(1)
Change in financial receivables and other financial assets	721	(328)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of	151	-
Proceeds from sale/repayment of intangible, tangible and other non-current assets	7	37
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	**(480)**	**(1,450)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Change in current financial liabilities and other	75	(593)
Proceeds from non-current financial liabilities (including current portion)	1,256	2,112
Repayments of non-current financial liabilities (including current portion)	(3,236)	(1,829)
Proceeds from equity instruments	-	-
Consideration paid for equity instruments	-	(7)
Dividends paid	(1)	(1)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	**(1,906)**	**(318)**
CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	**-**	**(39)**
AGGREGATE CASH FLOWS (E=A+B+C+D)	**(1,176)**	**(587)**
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	**5,484**	**5,226**
Net foreign exchange differences on net cash and cash equivalents (G)	35	36
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	**4,343**	**4,675**

TELECOM ITALIA GROUP – CONSOLIDATED NET FINANCIAL DEBT

TELECOM ITALIA GROUP – INFORMATION BY OPERATING SEGMENTS

TELECOM ITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

TELECOM ITALIA GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and Term Loan

The composition and the drawdown of the syndacated committed credit lines available as of March 31, 2010 are represented by the Revolving Credit Facility for the total amount of 8 billion euros maturing on August 2014 and by the new Revolving Credit Facility for the total ammount of 1.25 billion euros signed on February 12, 2010 and maturing on February 2013. On January the syndacated credit line named Term Loan 2010 for the amount of 1.5 billion euros was regularly repaid using the available liquiidty.

Bonds

With reference to the evolution of the bonds during the first quarter 2010, we point out the following events:

NEW ISSUES

(million of original currency)	currency	amount	Issue date
Telecom Italia Finance S.A. 107.7 million euros Floating Rate Notes Euribor 3M + 1.3% due March 14, 2012 (1)	Euro	107.715	3/14/2010
Telecom Italia S.p.A. 1,250 million euros 5.25% due 2/10/2022	Euro	1,250	2/10/2010

(1) That issue derives from the contractual conditions provided by the in force bond “Telecom Italia Finance S.A. Euro 118.830.000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the company in 2009. In fact, according to the Terms and Conditions, the holders of the bond for a nominal amount of 31,115,000 euro renounced the right to the possibility of extending the maturity date to 2012 and that amount will be duly repaid on June 14, 2010; while on March 14, 2010 bonds were issued for the residual amount of 107,715,000 euro and are denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

REPAYMENTS

(million of original currency)	currency	amount	Repayment date
Telecom Italia Capital S.A. 4%, issue guaranteed by Telecom Italia S.p.A.	USD	1,250	1/15/2010

BUYBACKS

As already occurred in 2008, in 2009 and during the first quarter  2010 the Telecom Italia Group repurchased bonds in order to:

•

give investors a further possibility of monetizing their position;

•

partially anticipate the repayment of some debt maturities thus increasing the overall return of the Group’s liquidity, without taking any additional risk.

In particular we point out the following buybacks:

(million of original currency)	currency	amount	Buyback period
Telecom Italia Finance S.A. 1,909 million euros 7.50% due April 2011 (*)	Euro	88	January- March
(*) Net of 3 million euros repurchased by the company in 2009.

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, we point out that as of March 31, 2010 amount 345 million euros (nominal value) and decreased by 3 million euros in comparison with December 31, 2009 (348 million euros).

The total repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of March 31, 2010 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totals 5,577 million euros with the following detail:

•

796 million euros, due June 7, 2010;

•

119 million euros, due June 14, 2010;

•

519 million euros, due October 1 st, 2010;

•

750 million euros, due January 28, 2011;

•

297 million euros, due February 1 st, 2011;

•

1,909 million euros, due April 20, 2011;

•

631 million euros, due July 18, 2011;

•

556 million euros, due July 18, 2011.

Bonds issued by companies of the Group to third parties do not contain either financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees, nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds carry any other interest rate structures or structural complexities.

Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euro market and USA), the terms which regulate the notes and bonds are in line with the market practice for similar transactions realized on the same markets; therefore, there are, for example, commitments not to bind corporate assets as guarantee of funding ("negative pledge").

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them for 854 million euros (on a total amount of 2,549 million euros at March 31, 2010), are not covered by bank guarantees and there are such covenants that:

•

in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches, the company must give immediate communication to the EIB which can require guarantees or changes in the contract of funding. With reference to the two contracts of funding signed between EIB and Telecom Italia S.p.A: on July 17, 2006 for the amount of 150,000,000.00 euro and on November 30, 2007 for the amount of 182,200,000.00 euro, EIB can rescind the contract ex art. 1456 c.c. in case Telecom Italia S.p.A. ceases to detain, directly or indirectly, more of the 50% (fifty percent) of the voting rights in the ordinary board of HanseNet Telekommunikation GmbH Germany or, however, such a number of shares to represent more of the 50% (fifty percent) of the share capital of that company; to this end, we remind that on November 5, 2009 the Group announced the sign of the agreement in principle for the sale to Telefonica S.A. of the subsidiary HanseNet, which happened on February 16, 2010. Following HanseNet’s sale, the Group is carrying out the required fulfilments for the resolution of the above mentioned contracts;

•

for the loan of 350 million euros of nominal amount, if the credit rating of the company underlies BBB+ for Standard & Poor’s, Baa1 for Moody’s and BBB+ for Fitch Ratings, and for the loans of 500 million euros of nominal amount, if the credit rating of the company underlies BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees provided by Telecom Italia S.p.A., the EIB can demand the immediate repayment of the issued amount;

•

the company must promptly communicate to the Bank the changes related to the allocation of the corporate stock between those shareholders that can provide a change of control. The missed communication implies the resolution of the contract. Furthermore, the resolution of the contract is planned even when a shareholder, who doesn’t owned at least the 2% of the capital at the sign of the contract, owns beyond the 50% of the voting rights in the ordinary meeting or a such number of shares to represent beyond the 50% of the capital if, following a reasonable judgment of the bank, that fact can cause prejudice against the bank or compromise the execution of the investment Project. The above mentioned clause is also applied to the guaranteed EIB funding of 300 million euros, issued on June 2009.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014, and between a minimum of 0.90% and a maximum of 2.50% for the line expiring 2013.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the fair market value). Similar covenants can be found in the export credit agreements.

Telecom Italia is also party to agreements under which a change of control would cause a modification or even a dissolution of the relationship. The following agreements, all of which relate to financing relationships:

• Multi currency revolving credit facility (euro 8,000,000,000). This agreement was entered into between Telecom Italia and a pool of banks on August 1, 2005 and subsequently amended. In the event of a change of control, Telecom Italia must inform the agent of this within 5 business days and the agent, on behalf of the financing banks, must negotiate in good faith to determine how the relationship can continue. None of the parties will be required to continue such negotiations beyond a term of 30 days, upon the expiry of which, in the absence of any agreement, the facility shall cease to be effective and Telecom Italia shall be required to return such sums as may have been disbursed to it (presently equivalent to 1,500,000,000). Traditionally, a change of control does not arise in cases where control, within the meaning of Art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, as of the date of the signing of the agreement, directly or indirectly hold more than 13% of the voting rights in shareholders’ meetings or (ii) by investors (Telefonica, Assicurazioni Generali, Sintonia, Intesa Sanpaolo and Mediobanca) that entered into a shareholder agreement on 28 April 2007 concerning the Telecom Italia shares or else (iii) by a combination of entities belonging to the two categories;

• Revolving credit facility (euro 1,250,000,000). This agreement was entered into by Telecom Italia and a pool of banks on 12 February 2010 and it provides for a regime similar to that contained in the facility of 1 August 2005, but updated to take into account the 28 October 2009 amendment of the shareholder agreement of 28 April 2007. No change of control therefore arises in cases where the control, within the meaning of Art. 2359 of the Italian Civil Code, is directly or indirectly acquired (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining otherwise unchanged;

• Bonded loans. The rules on loans issued within the context of the Olivetti or Telecom Italia EMTN Programme, and loans denominated in US dollars typically, provide that, in the event of mergers or transfers of all or substantially all of the assets of the issuer or guarantor company, the absorbing or transferee company must assume all of the obligations of the absorbed or transferring company. A failure to fulfil the obligation, if not remedied, gives rise to an event of default;

• Contracts with the European Investment Bank (EIB). In the contracts entered into by Telecom Italia and the EIB, for a total maximum amount of around 2.5 billion euros, there is a duty to inform the Bank promptly of any modifications regarding the Bylaws or the distribution of the capital among the shareholders that could amount to a change of control. Any failure to provide this information leads to termination of the contract, which also occurs when a shareholder who does not hold at least 2% of the share capital as of the date of signing the contract comes to hold more than 50% of the rights to vote in ordinary shareholders’ meetings or, in any event, of the share capital, in the event that, according to the reasonable judgment of the Bank, this could cause harm to the Bank or compromise the performance of the financing project.

The syndicated bank lines (as well as a contract of export credit agreement for the nominal outstanding amount of 88 million euros at March 31, 2010) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders (including Telco shareholders), acquires the control of Telecom Italia, individually or jointly; in that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

In the documentation of loans granted to certain companies of Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profitability and debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan.

Finally, we point out that on March 31, 2010 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been violated in any way.

TELECOM ITALIA GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME  STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob Communication DME/RM/9081707 dated September 16, 2009.

TELECOM ITALIA GROUP - EFFECTS ON THE CONSOLIDATED FINANCIAL STATEMENTS ARISING FROM THE RESTATEMENT DUE TO ERRORS

The data for the first quarter 2009 have been restated in order to reflect the effects of the corrections of prior years’ errors – as defined under IAS 8 – which arose following the “Telecom Italia Sparkle case” and described in detail in the Telecom Italia Group’s Consolidated Financial Statement as at December 31, 2009.

The adjustments and provisions made are summarized as follow:

(millions of euros)	1st Quarter 2009

Impact on EBITDA and EBIT	-
Finance expenses (provision charges for interest on VAT)	(3)
Impact on Profit for the period attributable to Owners of the Parent	(3)

(millions of euros)	As at 1./1/2009	As at 3/31/2009

Impact on Equity attributable to Owners of the Parent	(497)	(500)
Trade and miscellaneous payables and other current liabilities (Provisions for risk and charges)(1)	497	500
Impact on Total Current Liabilities	497	500

(1)

The adjustments made do not impact the other statement of financial position line items and the Net financial position.

The following tables reflect the impacts on the first quarter 2009’s financial statement line items of the accounting adjustments for prior years’ errors – as defined under IAS 8 – in connection with the “Telecom Italia Sparkle case”.

	1st Quarter 2009
(millions of euros)	Historical	Errors	Restated

OPERATING PROFIT (EBIT)	1,354	-	1,354
Share of profits (losses) of associates and joint ventures accounted for using the equity method	14	-	14
Other income (expenses) from investments	6	-	6
Finance income	968	-	968
Finance expenses	(1,548)	(3)	(1,551)
INCOME BEFORE TAX FROM CONTINUING OPERATIONS	794	(3)	791
Income tax expense	(341)	-	(341)
PROFIT FROM CONTINUING OPERATIONS	453	(3)	450
Profit (loss) from Discontinued operations/Non-current assets held for sale	(9)	-	(9)
PROFIT FOR THE PERIOD	444	(3)	441
Attributable to:
* Owners of the Parent	463	(3)	460
* Non-controlling interest	(19)	-	(19)

	3/31/2009
(millions of euros)	Historical	Errors	Restated

EQUITY
Other reserves and retained earnings (accumulated losses), including profit for the period	14,177	(500)	13,677
Equity attributable to Owners of the Parent	26,304	(500)	25,804
Non-controlling interest	745	-	745
TOTAL EQUITY	27,049	(500)	26,549

Trade and miscellaneous payables and other current liabilities	9,740	500	10,240
TOTAL CURRENT LIABILITIES	17,960	500	18,460
TOTAL LIABILITIES	57,522	500	58,022
TOTAL EQIUITY AND LIABILITIES	84,571	-	84,571

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2010-2012 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 6th, 2010

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager